Exhibit 99.5

PROXY

FOR USE AT THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 5, 2018

The undersigned holder of common shares of BARRICK GOLD CORPORATION (“Barrick”) hereby appoints John L. Thornton, the Executive Chairman of Barrick, or failing him, Kevin J. Thomson, Senior Executive Vice-President, Strategic Matters of Barrick, or instead of either of the foregoing,                                  as the proxyholder of the undersigned, with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned at the Special Meeting of the Shareholders of Barrick to be held on November 5, 2018 (the “Special Meeting”) and at any postponed or adjourned meeting, to the same extent and with the same power as if the undersigned was personally present at the said meeting or such postponement or adjournment thereof and, without limiting the generality of the power hereby conferred, the said proxyholder is specifically directed to vote all shares of Barrick registered in the name of the undersigned as indicated below.

The Board of Directors and management recommend that shareholders VOTE FOR items 1 and 2 below:

1.

ORDINARY RESOLUTION APPROVING THE SHARE ISSUANCE by Barrick of such number of common shares of Barrick as are required to be issued in connection with the acquisition of the issued and to be issued ordinary shares of Randgold Resources Limited, the full text of which is set out in Schedule A of Barrick’s management information circular for the Special Meeting

☐ FOR	☐ AGAINST

2.

SPECIAL RESOLUTION APPROVING THE CONTINUANCE of Barrick to the Province of British Columbia under the Business Corporations Act (British Columbia), the full text of which is set out in Schedule B of Barrick’s management information circular for the Special Meeting

☐ FOR	☐ AGAINST

The proxyholder appointed above has the authority to vote the shares represented by this proxy in his or her discretion on any amendments or variations to the foregoing and on any other matters (other than matters which are to come before the meeting and which are the subject of another proxy executed by the undersigned) which may properly come before the meeting or any postponement or adjournment thereof.

This proxy is solicited on behalf of the management of Barrick. Shareholders have the right to appoint a person or company to attend and act on their behalf at the Special Meeting other than the persons designated above and may exercise such right by inserting the name of their designated proxyholder in the blank space provided above for that purpose.

DATED this                                                           day of                                                                     , 2018

Signature of Shareholder                                                 Name of Shareholder (please print as registered)

If you have any questions or require assistance with voting your proxy, please contact our proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 toll free in North America, or call collect outside North America at 416-304-0211 or by email at assistance@laurelhill.com.

NOTES:

1.

This proxy form must be signed and dated by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized. If the proxy form is not dated in the space provided, it is deemed to bear the date on which it is mailed by the management of Barrick.

2.

If no specification has been made with respect to the voting on the resolution referred to in item 1 or 2 above, the proxy nominees are instructed to vote the shares represented by this proxy on such matters and in favour of such resolutions.

3.

To be effective, this proxy must be deposited (1) by mail to the office of the Barrick’s transfer agent, AST Trust Company (Canada), at the address on the envelope provided herewith; (2) by personal delivery to AST Trust Company (Canada), Proxy Dept., 1 Toronto Street, Suite 1200, Toronto, Ontario M5C 2V6; (3) by facsimile at (416) 368-2502 or 1-866-781-3111; (4) via telephone at 1-888-489-7352; or (5) via the Internet at www.astvotemyproxy.com, in each case not later than 5:00 p.m., Toronto time, on Thursday, November 1, 2018, or the second-last business day before any adjourned or postponed meeting.